As filed with the Securities and Exchange Commission on November 10, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BTCS INC.

(Name of Subject Company (Issuer))

BTCS INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Series V Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

05581M503

(CUSIP Number of Class of Securities)

Charles Allen

Chief Executive Officer

303 W. Lancaster Ave #336

Wayne, PA 19087

(202) 430-6576

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian Bernstein, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.

3001 PGA Boulevard, Suite 305

Palm Beach Gardens, Florida 33410

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 2)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2026, as amended by Amendment No. 1 filed on November 5, 2026 (together with any amendments and supplements thereto, the “Schedule TO”), by BTCS Inc., a Nevada corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash shares of its Series V Preferred Stock, par value $0.001 per share (the “Series V Shares” or the “Shares”), having an aggregate purchase price of up to $500,000, at a price per Share not greater than $1.00 nor less than $0.04, net to the seller in cash, without interest and less any applicable withholding taxes, through a procedure commonly referred to as a “modified Dutch auction,” upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed (i) to report that the Company has waived the condition to the Offer described in Section 6 of the Offer to Purchase insofar as it relates to a decline of more than 10% in the market price of the Company’s common stock, par value $0.001 per share (the “Common Stock”), as described below, and is proceeding with the Offer; (ii) to amend and supplement the Offer to Purchase in the respects set forth in the Supplement to the Offer to Purchase dated November 10, 2026 (the “Supplement”), a copy of which is filed as Exhibit (a)(1)(J) to this Amendment and is being disseminated to holders of Series V Shares; and (iii) to file as exhibits the press release issued by the Company on November 10, 2026 announcing the waiver and the Supplement, and the changes made on November 10, 2026 to the Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender to reflect the Supplement. The amendments described in the Supplement were made in response to comments received from the staff of the SEC. The Supplement does not change the price range of the Offer, the aggregate purchase price of Shares the Company is offering to purchase, the Expiration Date or any other term of the Offer, and Shares that have been validly tendered and not withdrawn remain validly tendered.

Except as specifically provided in this Amendment, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment does not modify any of the information previously reported in the Schedule TO. The Offer remains scheduled to expire at 5:00 p.m., New York City time, on December 15, 2026, unless extended or earlier terminated. You should read this Amendment together with the Schedule TO, the Offer to Purchase, the Supplement and the Letter of Transmittal. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the Supplement, which is incorporated herein by reference. Without limiting the foregoing:

●	Waiver of condition (Item 4(a)(1)(vii); Offer to Purchase, Section 6). The third bullet point in Section 6 of the Offer to Purchase conditions the Offer on, among other events, there not having occurred “any decline of more than 10% in the market price of the Common Stock or in the Nasdaq Composite Index measured from the close of trading on October 23, 2026, the last trading day before commencement of the Offer.” The closing price of the Common Stock on the Nasdaq Capital Market was $1.08 on October 23, 2026 and $0.965 on November 2, 2026, a decline of more than 10%. The Company has waived that condition, for the remainder of the Offer, insofar as it relates to the market price of the Common Stock, and is proceeding with the Offer on its existing terms. The condition remains in effect insofar as it relates to the Nasdaq Composite Index, and the other conditions described in Section 6 of the Offer to Purchase, as amended by the Supplement, remain in effect.

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●	Maximum number of Shares (Item 4(a)(1)(i); Offer to Purchase, cover page, Summary Term Sheet and Section 1). The Offer to Purchase is amended to state the maximum number of Shares that may be purchased in the Offer at the lowest and highest prices in the range, as set forth in Sections 1, 2 and 3 of the Supplement.

●	Lowest price and determination of the Purchase Price (Item 4(a)(1)(ii); Offer to Purchase, cover page, Summary Term Sheet and Section 1). The Offer to Purchase is amended to add a statement on the cover page that the Purchase Price may be as low as $0.04 per Share and is set by the prices at which holders tender, a new question and answer in the Summary Term Sheet with examples of the Purchase Price and proration at $0.04, $0.20 and $1.00, and a restatement of the Board’s reasons for the low and high ends of the price range, as set forth in Sections 1, 2 and 3 of the Supplement.

●	Market price of the Common Stock (Item 4(a)(1)(ii) and Item 1004(a)(1)(xii) of Regulation M-A; Offer to Purchase, cover page, Summary Term Sheet, Risk Factors and Section 7). The Offer to Purchase is amended to update the comparison between the price range and the market price of the Common Stock, which has closed both above and below the maximum price in the range since the commencement of the Offer, as set forth in Sections 1, 2, 4 and 5 of the Supplement.

●	Forward-looking statements (Offer to Purchase, page 11). The first sentence under the caption “Forward-Looking Statements” is replaced to remove the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as set forth in Section 6 of the Supplement.

●	Conditions of the Offer (Item 4(a)(1)(vii); Offer to Purchase, Section 6). The introductory paragraph, the first bullet point and the fifth bullet point of Section 6 of the Offer to Purchase are revised so that each condition turns on an event that has in fact occurred and can be objectively determined, as set forth in Section 7 of the Supplement.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(J)	Supplement to the Offer to Purchase, dated November 10, 2026.
(a)(1)(K)	Changes to Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender on November 10, 2026.
(a)(5)(iii)	Press Release, dated November 10, 2026.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 10, 2026

BTCS Inc.

By:	/s/ Charles Allen
Name:	Charles Allen
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 26, 2026.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Questions and Answers About the Offer, as posted at www.btcs.com/seriesv-tender on October 26, 2026.
(a)(1)(G)*	Postcard mailed to holders of Series V Preferred Stock on or about November 2, 2026.
(a)(1)(H)**	Questions and Answers About the Offer, as updated and posted at www.btcs.com/seriesv-tender as of November 4, 2026.
(a)(1)(I)**	Form of postcard to holders of Series V Preferred Stock, revised to include the CUSIP number of the Series V Preferred Stock.
(a)(1)(J)***	Supplement to the Offer to Purchase, dated November 10, 2026.
(a)(1)(K)***	Changes to Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender on November 10, 2026.
(a)(2)-(4)	Not applicable
(a)(5)(i)*	Press Release, dated October 26, 2026.
(a)(5)(ii)**	Transcript of video, “BTCS Series V Preferred Stock Tender Offer,” posted on the Company’s YouTube channel and at www.btcs.com, together with the accompanying YouTube description and website text.
(a)(5)(iii)***	Press Release, dated November 10, 2026.
(b)	Not applicable
(d)*	Form of Consent, Waiver and Amendment Agreement, dated as of October 13, 2026, by and among BTCS Inc. and the holders of its Original Issue Discount Senior Secured Convertible Notes.
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table.

* Previously filed with the Schedule TO on October 26, 2026.

** Previously filed with Amendment No. 1 to the Schedule TO on November 5, 2026.

*** Filed herewith.

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